

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Robert Etherington
President and Chief Executive Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, Utah 84121

> **Re: Clene Inc.**
> **Registration Statement on Form S-3**
> **Filed April 14, 2022**
> **File No. 333-264299**

Dear Mr. Etherington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom McAleavey